UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number: 001-38527

Uxin Limited

2-5/F, Tower E, LSHM Center,
No. 8 Guangshun South Avenue,
Chaoyang District,
Beijing 100102
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒               Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Uxin Delivers a Strong Performance in December 2018

Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN) has completed the year of 2018 with a strong performance in December 2018. During the month, Uxin’s total transaction volume across all businesses is estimated to exceed 100,000 units, representing approximately 44% growth from December 2017, and the 2C cross-regional transaction volume is estimated to exceed 10,000 units, which was more than 75 times higher than that of the same period in 2017. The Company believes that the significant volume of the cross-regional transactions demonstrates the effectiveness of Uxin’s transparent transaction process and consumer protection policies, which enables more consumers to make their purchasing decisions online. Uxin’s unique value propositions to China’s used car buyers in turn provide the Company with additional monetization opportunities, including differentiated pricing mechanisms and potential to attach more value-added services.

With a robust growth of transaction volume and increasing contribution from the 2C cross-regional business, the Company’s total revenues in December 2018 are estimated to surpass RMB400 million, which represented an approximately 75% increase from December 2017, and the Company also turned profitable for the first time during the month.

The estimated financial figures above are based on management account and are subject to further audit adjustment.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UXIN LIMITED

	By	:	/s/ Zhen Zeng
	Name	:	Zhen Zeng
	Title	:	Director and Chief Financial Officer

Date: January 14, 2019